Exhibit 99.50

Management’s Discussion and Analysis

FOR THE YEAR ENDED JUNE 30, 2020

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) for Standard Lithium Ltd. was prepared by management based on information available as at October 26, 2020 and it should be reviewed in conjunction with the audited consolidated financial statements and related notes thereto of the Company for the year ended June 30, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures are expressed in Canandian dollars unless otherwise stated. These documents and additional information on the corporation are available on SEDAR at www.sedar.com.

As used in this MD&A, the terms “Standard Lithium” and “the Company” mean Standard Lithium Ltd., unless the context clearly requires otherwise.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. The Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

SUMMARY OF STANDARD LITHIUM’S BUSINESS

Standard Lithium Ltd. (“Standard” or “the Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998. At its annual general meeting held on November 3, 2016, the shareholders of the Company approved the change of name of the Company to “Standard Lithium Ltd.” and to the continuance of the Company from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act. The shareholders also approved the consolidation of the Company’s common shares on the basis of one post-consolidation share for five pre-consolidation shares. All common share and per common share amounts in this report have been retroactively restated to reflect the share consolidation.

The Company’s common shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SLL”, and are quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and the Frankfurt Stock Exchange under the symbol “S5L”. The head office is located at Suite 835, 1100 Melville Street, Vancouver, British Columbia, V6E 4A6 Canada.

The Company’s principal focus is the development of lithium-bearing brine resources in North America, and the eventual commercial production of high-purity lithium chemicals. In order to achieve a portfolio of lithium-brine bearing properties, the Company has either directly secured brine leases from public lands or private landowners, or has partnered, in a variety of commercial relationships, with existing brine resource holders. The Company has also

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

1. SUMMARY OF STANDARD LITHIUM’S BUSINESS—continued

developed a suite of Intellectual Property (“IP”) related to novel technologies that can be deployed to either selectively extract lithium from brine, or convert and purify intermediate lithium chemicals to higher purity materials.

This IP suite is protected by a series of patent applications, and where the underlying inventor is an associate of, or consultant to SLL, exclusive rights or sole-licensing agreements are in place to allow SLL unfettered access to the patent(s) and associated know-how.

The Company’s focus is on advancing its south Arkansas lithium project towards commercial production. The company also has an early stage lithium brine project in the Mojave Desert in California

Historical information relating to the formation of the various land packages and commercial agreements are available under the Company’s SEDAR profile.

ARKANSAS LITHIUM

The Company’s flagship project is located in south-central Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from 150,000+ acres of operating brine leases (“Lanxess Project”). The Company is also conducting mineral resource development of 27,000+ acres of separate brine leases located in south-western Arkansas (“Tetra Project”).

Arkansas currently produces the equivalent of 42.6 million m3 (9,380,000,000 gallons) of brine per year (based on Arkansas Oil and Gas Commission reported average brine production from 2010-2016), almost entirely from the Smackover Formation primarily to produce bromine and bromine-related chemicals.

LANXESS PROJECT

On May 9, 2018 the Company announced the signing of a MOU with global specialty chemicals company LANXESS Corporation (“LANXESS”) and its US affiliate Great Lakes Chemical Corporation (“GLCC”), with the purpose of testing and proving the commercial viability of extraction of lithium from brine (“tail-brine”) that is produced as part of LANXESS’s bromine extraction business at its three Southern Arkansas facilities.

The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products that may be extracted from tail-brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. Standard Lithium has paid an initial US$3,000,000 reservation fee to LANXESS allowing the Company to; locate and interconnect a lithium extraction demonstration plant at one of Lanxess processing facilities in south Arkansas, secure access to tail-brine produced as part of Lanxess bromine extraction business, cooperate with LANXESS as may be required to operate the demonstration plant with additional fees and obligations due from the Company to LANXESS in the future subject to certain conditions.

In addition, on November 9, 2018, the Company signed the LANXESS JV Term Sheet for a contemplated joint venture to coordinate in the commercial development of lithium extracted from the Smackover Formation in Southern Arkansas. Under the proposed terms of the joint venture, LANXESS would contribute lithium extraction rights and grant access to its existing infrastructure to the joint venture, and Standard Lithium would contribute existing rights and leases held in the Smackover Formation and the pilot plant being developed on the property, as well as its proprietary extraction processes including all relevant intellectual property rights.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

LANXESS PROJECT—CONTINUED

Upon proof of concept, LANXESS is prepared to provide funding to the joint venture to allow for the commercial development of the future commercial project. It is anticipated that the joint venture will include options for Standard Lithium to participate in project funding on similar terms.

The final terms of the joint venture and any funding arrangement remain subject to completion of due diligence, technical proof of concept, normal economic viability studies to confirm the technical feasibility and economic viability of the project, and the negotiation of definitive agreements between the parties.

The Company has issued two technical reports for the Lanxess Project. The first Resource Report was filed on the Company’s SEDAR profile on November 19, 2018 and comprised an Inferred Resource estimate for lithium contained in brine underlying the Lanxess property. The second report was a Preliminary Economic Assessment (PEA), filed on August 01, 2019. The PEA comprised an upgraded Indicated Resource estimate for the property, as well as preliminary capital and operational costing and project economics for a proposed commercial plant at the property. All information contained within the PEA superseded that which had been previously reported for the Lanxess Project.

Lanxess PEA – Executive Summary

As described above, on August 01 2019, the Company issued the Preliminary Economic Assessment (PEA) for the LANXESS project, and the Executive Summary of this is provided below; please see the full report as filed on the Company’s SEDAR profile.

Property Location and Description

The LANXESS Property is located south and west of the City of El Dorado in Union County, AR, U.S.A. The southern and western edges of the Property border the State of Louisiana (LA) and Columbia County, respectively. The Property encompasses Townships 16-19 South, and Ranges 15-18, West of the 5th Meridian (W5M). The Property centre is at UTM 520600 Easting, 3670000 Northing, Zone 15N, NAD83.

Ownership and History

The LANXESS Property is presently owned by Lanxess Aktiengesellschaft (LANXESS), a specialty chemicals company based in Cologne, Germany. Presently, LANXESS is listed in the Dow Jones Sustainability Index and FTSE4Good Index.

LANXESS owns 100% of the brine leases and brine rights on their properties, either by an executed brine lease or by operation of law, as a result of unitization by the AOGC. The land package consists of 150,081.81 acres that cover over 607 km2. Of the total land package, 142,881.81 acres are ‘Unitized’ and approximately 7,200 acres occur outside the Unit boundaries (Non-Unitized).

Each Unit (South, Central and West) has their own brine supply wells, pipeline network and bromine processing (separation) infrastructure. The facilities and their locations, which are 100% owned and operated by Great Lakes Chemical Corporation, a wholly-owned subsidiary of LANXESS, are as follows:

South Unit (South Plant): 324 Southfield Cutoff, El Dorado, AR 71730;

Central Unit (Central Plant): 2226 Haynesville Highway (HWY 15S), El Dorado, AR 71731; and

West Unit (West Plant): 5821 Shuler Road, Magnolia, AR 71731.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

LANXESS PROJECT—CONTINUED

Geology and Mineralization

The authors have reclassified the LANXESS Li-Brine Resource from an Inferred Mineral Resource to an Indicated Mineral Resource in the current Technical Report. The average lithium concentration used in the resource calculation is 168 mg/L Li. Resources have been estimated using a cut-off grade of 100 mg/L lithium. The total Indicated LANXESS Li-Brine Resource for the South, Central and West brine units is estimated at 590,000 tonnes of elemental Li. The total lithium carbonate equivalent (LCE) for the main resource is 3,140,000 tonnes LCE. With a planned level of production of 20,900 tonnes per year (tpy) of LCE, the resources will exceed the planned 25 years of operation by a significant margin. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all, or any part, of the mineral resource will be converted into a mineral reserve.

Recovery Method and Mineral Processing

Standard Lithium’s objective is to produce battery-grade lithium carbonate from the tail-brine that exits the LANXESS bromine extraction operations. There are three (3) bromine extraction operations that will be used for lithium extraction (South, Central and West). Each facility will have its own primary lithium chloride extraction plant, which will produce purified and concentrated lithium chloride solutions. These solutions will be conveyed, via pipelines, to one location (Central Plant) for further processing to the final product—lithium carbonate. The total lithium carbonate production is 20,900 tpy. The final product lithium recovery is about 90%. The production process parameters are supported by bench scale metallurgical testing and mini-pilot plant testing program results.

CAPEX

Capital expenditures are based on an operating capacity of 20,900 tpy of battery grade lithium carbonate. Capital equipment costs have been obtained from in-house data and solicited budget price information. The estimate is compliant to the AACE International Class 5 standard. The accuracy of this estimate is expected to be within a -30% / +50% range.

The production process parameters are supported by bench scale metallurgical testing and mini-pilot plant testing program results.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

LANXESS PROJECT—CONTINUED

CAPEX Summary

Stage of Development	Description	Cost (US$)

Phase 1	South Lithium Chloride Plant	106,886,000
	Central Lithium Carbonate Plant – Train No 1	27,711,000
	Pipelines	2,340,000
	Contingency 25%	34,234,000
	Phase 1 Subtotal	171,171,000

Phase 2	West Lithium Chloride Plant	99,393,000
	Central Lithium Carbonate Plant – Train No 2	25,769,000
	Pipelines	3,780,000
	Contingency 25%	32,236,000
	Phase 2 Subtotal	161,178,000

Phase 3	Central Lithium Chloride Plant	66,589,000
	Central Lithium Carbonate Plant – Train No 3	17,261,000
	Contingency 25%	20,963,000
	Phase 3 Subtotal	104,813,000
	CAPEX TOTAL	437,162,000

OPEX

Operating expenditures are based on a phased development with an increasing lithium carbonate production capacity: Phase 1: 9,700 tpy, Phase 2: 8,200 tpy, Phase 3: 3,000 tpy. The OPEX summary (rounded to ‘000) is presented in the table below.

Annual Operating Cost Summary

Description	Phase 1 (US$)	Phase 2 (US$)	Phase 3 (US$)
Manpower	3,745,000	5,680,000	6,710,000
Electrical Power	4,040,000	7,306,000	9,097,000
Reagents & Consumables	30,138,000	55,615,000	64,936,000
Water	496,000	916,000	1,070,000
Natural Gas	582,000	1,074,000	1,254,000
Miscellaneous Direct Expenditures	605,000	1,098,000	1,299,000
Sustaining Capital Cost	1,199,000	2,314,000	3,061,000
Brine Transportation	48,000	123,000	123,000
Land lease	100,000	200,000	300,000
Subtotal	40,953,000	74,326,000	87,849,000
Indirect Operational Expenditures	1,009,000	1,901,000	2,410,000
TOTAL	41,962,000	76,227,000	90,259,000

Note: OPEX per one metric tonne of production is US$4,319.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

LANXESS PROJECT—CONTINUED

Economic Analysis

The project economics assumed a three-year rolling average price of US$13,550/t for the lithium carbonate product. The results for IRR and NPV from the assumed CAPEX, OPEX and price scenario at full production, are presented in the table below.

Economic Evaluation—Case 1 (Base Case) Summary

Overview	Units	Values	Comments

Production	tpy	20,900	At completion of Phase 3 production

Plant Operation	years	25	From the start of Phase 1 production

Capital Cost (CAPEX)	US$	437,162,000

Annual Operating Cost (OPEX)	US$	90,259,000	At completion of Phase 3 production

Average Selling Price	US$/t	13,550

Annual Revenue	US$	283,195,000

Discount Rate	%	8

Net Present Value (NPV) Post-Tax	US$	989,432,000

Net Present Value (NPV) Pre-Tax	US$	1,304,766,000

Internal Rate of Return (IRR) Post-Tax	%	36.0

Internal Rate of Return (IRR) Pre-Tax %	%	41.8

Conclusions

•

The total Indicated LANXESS Li-Brine Resource is estimated at 3,140,000 tonnes of LCE. The volume of resources will allow the lithium bearing brine extraction operations to continue well beyond the currently assumed 25 years.

•

The results of the geological evaluation and resource estimates for the Preliminary Economic Assessment of LANXESS Smackover Project justifies development of the project to further evaluate the feasibility of production of lithium carbonate.

•

The experience gained from the long-term operations of the brine extraction and processing facilities on the LANXESS controlled properties decreases the risk related to sustainability of the brine extraction from the Smackover Formation.

•

The well-developed infrastructure and availability of a qualified work force will decrease the risks related to construction, and commissioning and operating of the lithium extraction and lithium carbonate processing plants.

•	The results of the bench scale testing and mini-plant process testing program increase the level of confidence in the key parameters for the operating cost estimate.

•	Improvements made to process efficiency, particularly the reduction of reagents and chemicals consumption, will improve the economics of the Project.

•

The discounted cash flow economic analysis, at a discount rate of 8%, indicates that the Project is economically viable under the base case conditions. The key economic indicators, NPV = US$989,432,000 (post-tax) and IRR = 36% (post-tax), are very positive.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

LANXESS PROJECT—CONTINUED

Recommendations

•	The LANXESS Li-brine resource estimate should be upgraded from the current classification of “Indicated” to “Measured”, as classified according to CIM (2014) definition standards.

•	The sampling and testing program should be continued to allow for the most updated calculation of the lithium concentration to be used in the resource estimate calculation.

•	The testing program should address the opportunities to reduce the usage of reagents for production of lithium chloride to lower the operating cost.

•	The large Demonstration Plant scheduled for deployment in late-2019 at the South Plant should be used to collect as much data as possible to inform the next phases of study.

•	Complete an evaluation of the SiFT process to produce battery quality lithium carbonate vs. the traditional OEM process used in this PEA.

•	On completion of the PEA, the project should progress to a NI 43-101 compliant PFS.

Lanxess Project – Current Status

During 2019, the Company designed and constructed a modular demonstration-scale lithium extraction plant in Ontario, Canada. This Demonstration Plant was mobilized and transported to Lanxess’ operational brine processing facility at their South Plant. The initial installation of the plant was completed in mid-October 2019, a semi-permanent structure to enclose the plant and ancillary laboratory, office and control room were installed by December 2019, and all utility and service connections were completed by the end of January 2020. In mid-May 2020 the Company announced the completion of the commission phase of the Demonstration plant. The Demonstration Plant is designed to continuously process an input tail brine flow of 50 gallons per minute (gpm; or 11.4 m3/hr) from the Lanxess South Plant, which is equivalent to an annual production of between 100-150 tonnes per annum of Lithium Carbonate. The highly automated, three-story demonstration plant includes an integrated office and control room, as well as a full, process-specific analytical laboratory.

TETRA PROJECT

On December 29, 2017, the Company entered into an Option Agreement with Tetra Technologies Inc. to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,000+ net brine acres of leases located in Columbia and Lafayette Counties, Arkansas.

The lease area has been historically drilled for oil and gas exploration, and approximately 256 exploration and production wells have been completed in the Smackover Formation in or immediately adjacent to the Tetra Project. All of these 256 wells have geological logs, and all can be used to constrain the top of the Smackover Formation brine-bearing zone. In addition, a subset of 30 wells has full core reports that provide detailed data, and downhole geophysical logs that include formation resistivity and porosity data.

On August 28, 2018 The Company announced analysis from four brine samples recovered from two existing wells in the project area showed lithium concentrations ranging between 347–461 mg/L lithium, with an average of 450 mg/L lithium in one of the wells, and 350 mg/L in the other. The brines were sampled from preexisting oil and gas wells that had been previously drilled into the Smackover Formation, and were completed at depths of approximately 9,300 ft (2,830 m) below ground level.

Tetra Inferred Resource – Executive Summary

On February 28 2019, the Company issued an Inferred Resource NI43-101 report for the Tetra project, and the Executive Summary of this is provided below; the full report is available under the Company’s SEDAR profile (See Tetra Inferred Resource Report on Company’s Sedar page).

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

TETRA PROJECT—CONTINUED

The following summary does not purport to be a complete summary of the Tetra Arkansas Lithium Project and is subject to all the assumptions, qualifications and procedures set out in the Tetra Resource Report and is qualified in its entirety with reference to the full text of the Tetra Resource Report.

Tetra Arkansas Lithium Brine Project Inferred Resource Statement

	Upper Smackover Form.		Middle Smackover Formation		Total (and main resource)
Parameter	South Resource Area	North Resource Area	South Resource Area	North Resource Area
Aquifer Volume (km3)	2.49	3.65	0.60	0.93	7.66
Brine Volume (km3)	0.25	0.36	0.06	0.09	0.76
Average lithium concentration (mg/L)	399	160	399	160	199
Average Porosity	10.1%	10.1%	10.3%	10.3%	10.1%
Total Li resource (as metal) metric tonnes (see notes [4] & [5] below)	78,000	44,000	18,000	11,000	151,000
Total LCE resource (metric tonnes) (see notes [4] & [5] below)	413,000	233,000	98,000	59,000	802,000

Notes:

[1] Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into a mineral reserve.

Tetra Arkansas Lithium Brine Project Inferred Resource Statement—continued

Notes:—continued

[2] Numbers may not add up due to rounding.

[3] The resource estimate was completed and reported using a cut-off of 50 mg/L lithium.

[4] The resource estimate was developed and classified in accordance with guidelines established by the Canadian Institute of Mining and Metallurgy. The associated Resource Report was completed in accordance with the Canadian Securities Administration’s National Instrument 43-101 and all associated documents and amendments. As per these guidelines, the resource was estimated in terms of metallic (or elemental) lithium.

[5] In order to describe the resource in terms of ‘industry standard’ lithium carbonate equivalent, a conversion factor of 5.323 was used to convert elemental lithium to LCE.

The TETRA Project lithium brine Inferred Resource, as reported, is contained within the Upper and Middle facies of the Smackover Formation, a Late Jurassic oolitic limestone aquifer system that underlies the entire Property. This brine resource is in an area where there is localised oil and gas production, and where brine is produced as a waste by-product of hydrocarbon extraction. The data used to estimate and model the resource were gathered from active and abandoned oil and gas production wells on or adjacent to the Property.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

TETRA PROJECT—CONTINUED

The resource underlies a total of 802 separate brine leases and eight brine mineral deeds which form a patchwork across Columbia and Lafayette Counties in south-western Arkansas. The Property consists of 11,033 net hectares (27,262 net acres) leased by TETRA, and the resource estimate was only modelled for that footprint.

The resource area is split into the northern and southern resource zones, where a fault system is interpreted to act as a divide between the two areas (although there is hydrogeological continuity in the resource zone across the fault system). In general, the Upper and Middle Smackover formations are slightly thinner, with lower lithium grades in the northern zone, and slightly thicker with higher lithium grades in the southern zone. The depth, shape, thickness and lateral extent of the Smackover Formation were mapped out in a 3D model using the following data:

•	2,444 wells drilled into the subsurface in the general TETRA Property area. Of these, 2,041 wells were deep enough (2,135 m, or 7,000 feet) to penetrate the Upper Smackover Formation;

•	104 wells had electric logs available within the TETRA Property that included the top of the Upper Smackover Formation;

•	32 wells had electric logs available within the TETRA Property that included the base of the Upper Smackover Formation; and,

•	19 wells had electric logs available within the TETRA Property that included the base of the Middle Smackover Formation.

In addition, hardcopy prints of 20 proprietary regional seismic lines totaling over 200 line-km (over 125 line-miles) were procured, scanned, rasterized and loaded into Kingdom® seismic and geological interpretation software.

The porosity and permeability data used to characterize the Smackover Formation hydrological model included:

•	Historical effective porosity measurements of more than 1,935 Smackover Formation core samples that yielded an average effective porosity of 14.3%;

•	Historical permeability data that vary from <0.01 to >5,000 millidarcies (mD) with an average of 338 mD;

•

515 core plug samples from oil and gas wells within the Upper and Middle Smackover Formations at the TETRA Property were analysed for permeability and porosity and yielded an overall average permeability of 53.3 mD and a total porosity of 10.2%; and,

•	3,194 Smackover Formation total porosity values based on LAS density/porosity logs from 29 wells within, and/or adjacent to, the TETRA Property that have an average total porosity of 9.2%.

With respect to the resource estimation, a statistical review of the capped and declustered effective porosity measurements collected within the Upper and Middle Smackover formations resulted in average porosity values of 10.1% and 10.3% for the Upper and Middle Smackover formations, respectively.

Representative in-situ brine geochemistry was assessed using eight lithium brine samples taken from wells re-entered by Standard Lithium in 2018, and was supplemented by four historical samples. These data yielded an average lithium grade of 160 mg/L in the northern resource zone and 399 mg/L in the southern resource zone. Sample quality assurance and quality control was maintained throughout by use of sample blanks, duplicates and standard ‘spikes’, and by using an accredited, independent laboratory, with a long history of analysing very high salinity lithium brines.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

TETRA PROJECT—CONTINUED

Tetra Resource Estimation Methodology

The resource estimate was completed by Independent qualified person (QP) Mr. Roy Eccles M.Sc. P. Geol. of APEX Geoscience Ltd., assisted by other Independent QP’s; Dr. Ron Molnar Ph.D. P. Eng. of METNETH2O, and Mr. Kaush Rakhit M.Sc. P. Geol. of Canadian Discovery Ltd (hydrogeology). The resource estimate of the lithium brine at the TETRA Property is classified as an “Inferred” Mineral Resource and was developed and classified in accordance with guidelines established by the Canadian Institute of Mining and Metallurgy. The associated Technical Report was completed in accordance with the Canadian Securities Administration’s National Instrument 43-101 and all associated documents and amendments.

Future Target for Exploration

A Future Target for Exploration (FTE) was also developed which considered the additional resource which may be present if the lease areas were ‘filled-in’ and the total footprint of the Tetra Project were unitised as a brine-production unit in the future; this FTE considered that an additional 86,000 to 160,000 tonnes LCE may be present under the total Project footprint if unitisation were applied for and approved. The potential quantity and grade of the FTE is conceptual in nature. It is uncertain if Standard Lithium will acquire the leases being delineated as a future target of exploration and it is uncertain if a mineral resource estimate including the leases in question will ever be delineated.

Tetra Project – Current Status

No additional work has been completed by the Company on the Tetra project following completion of the Inferred Resource report outlined above. However, our project partners, Tetra Technologies, have been involved in renewal of brine leases across the Project, where appropriate.

CALIFORNIA LITHIUM

The Company also has a lithium brine development project in the Mojave Desert region of California. This project consists of approximately 48,000 acres of mixed private, patented and placer claim land in the Bristol Dry Lake and Cadiz Dry Lake basins (collectively known as The Bristol Dry Lake Project). The Bristol Dry Lake Project is located in San Bernardino County, CA approximately 150 miles east-northeast of Los Angeles. The Company has rights and access to four sets of placer mining claims (and some patented claims) which are mostly situated on Federal lands controlled by the Bureau of Land Management (BLM). The Bristol Lake playa is a flat, dry salt lake in the Mojave Desert that occupies approximately 155 sq. km in a 2,000 sq. km arid drainage basin. There are two established brine producers in the basin and 100+ years of industrial mineral production (salts and brines) from the below-surface brine deposits.

The land package consists of:

•	Option purchase agreement with Nevada Alaska Mining Inc.;

•	Property lease agreement with National Chloride; and,

•	A License, exploration and operation agreement with TETRA Technologies.

Details regarding the various commercial agreements with these companies and the Company’s ongoing commitments can be found in previous versions of the Company’s MD&A.

Some limited investigation and processing works have been completed at the Bristol Dry Lake Project, consisting of geophysical surveys, drilling and sampling, test-pitting and sampling, completion of evaporation pond performance testing and other water level surveys. As of the time of writing of this document, these data have not been integrated into a technical report for the Project, however it is the Company’s intention to complete any necessary investigation works and deliver a technical report in the future.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

QA/QC

Steve Ross, P.Geol., a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure in this MD&A.

2. HIGHLIGHTS FOR THE YEAR ENDED JUNE 30, 2020

Convertible Loan

On October 29, 2019 (the “Closing Date”), the Company entered into a US$3,750,000 loan and guarantee agreement (the “Agreement”) with LANXESS Corporation (the “Lender”). The Loan was fully advanced to the Company on the Closing Date and will be used in the ongoing development of the Company’s pilot plant in southern Arkansas (see Note 9 of the Consolidated Financial Statements for the year ended June 30, 2020).

The principal amount of the Loan matures on the fifth anniversary of the Closing Date, provided that at the election of the Lender at any time after the second anniversary of the Closing Date, the Maturity Date shall be such earlier date as the Lender may elect by written notice provided to the Company at least 60 days before such earlier date. The Loan will be convertible at the option of the Lender at any time prior to the repayment of the Loan, at the Lender’s option, to convert all or any portion of a Loan into common shares and warrants of the Company at a rate such that for each US$1,000 of principal converted, the Lender will receive 1,667 common share of the Company and one-half of one warrant to purchase an additional common share with an exercise price of $1.20 per common share for a term of three years. Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 common shares and 3,125,625 warrants of the Company. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments with accrued interest being payable in cash on each anniversary of the Closing Date. In the event that the Company has a positive consolidated operating cash flow, as shown on its consolidated financial statements, the Company will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of the Company is positive. From and after the date on which the consolidated operating cash flow of the Company is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

The Company determined that the Convertible loan contains an embedded foreign exchange derivative liability and a debt host liability. The embedded foreign exchange derivative liability was determined to be not material and therefore the Company assigned the full value on initial recognition to the debt host liability.

The gross proceeds of the Convertible loan were reduced by the transaction costs of US$199,869 resulting in a balance of US$3,550,131 on initial recognition. The Convertible loan is measured at amortized cost and will be accreted to maturity over the term at 4.1% per annum using the effective interest method. As at June 30, 2020, the balance of the convertible loan was $4,955,500.

Demonstration Plant Installation and Full-Time Operation

The Company and their contractors completed initial installation of the demonstration-scale lithium extraction plant at Lanxess’ South Plant in Arkansas. This installation was completed in mid-October 2019. During November and December 2019, a semi-permanent all-weather structure was installed to enclose the demonstration plant, and an office/control room and an analytical laboratory were also installed.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

2. HIGHLIGHTS FOR THE YEAR ENDED JUNE 30, 2020—CONTINUED

Demonstration Plant Installation and Full-Time Operation – continued

On May 9, 2020, the Company commenced full-time operation of the LiSTR Demonstration Plant. The plant is designed to process up to 50 CNDGPM of brine, extract the lithium, and produce a high quality, concentrated lithium chloride intermediate product. This product can them be converted into battery quality lithium carbonate, either via conventional OEM processes, or via the Company’s proprietary SiFT technology. The Sift Pilot Plant is now operational and represents the next generation of lithium carbonate crystallisation, promising higher purities and more consistent product specifications; all requirements of the next generations of lithium ion batteries.

The cost to construct the pilot plant was $25,964,026 with an estimated salvage value of $680,000 at the end of a useful life of 2 years. The plant is depreciated using the straight-line amortisation, applied daily. Any useful life beyond 2 years is currently not known at this time.

Annual General and Special Meeting

An annual general and special meeting was held on December 30, 2019. Management recommendations were for the following:

•	The number of Directors (to be maintained at five);

•	Continuation of the five existing Directors;

•	Appointment of Manning Elliott LLP as the auditors; and,

•	Amendment of bylaws.

All of the management recommendations were approved at the AGM.

Annual Information Form (AIF)

A revised updated AIF for the Fiscal Year 2019 (ended on June 30, 2019) was issued and refiled by the Company on May 6, 2020 and can be viewed in its entirety under the Company’s SEDAR profile.

Private Placement

On February 20, 2020, the Company closed a non-brokered private placement of 16,140,219 special warrants (each, a “Special Warrant”) at a price of $0.75 per Special Warrant for gross proceeds of $12,105,165. Each Special Warrant entitles the holder to receive, upon voluntary exercise prior to, or deemed exercise on, the Automatic Exercise Date (as defined below) and without payment or additional consideration, one unit (each, a “Conversion Unit”) of the Company. Each Conversion Unit will consist of one common share of the Company, and one-half-of-one common share purchase warrant (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will entitle the holder to acquire an additional common share of the Company, at a price of $1.00 per share for a period of 24 months from the issuance of the Special Warrants, subject to an accelerated expiry if the closing price of the Company’s shares is greater than $1.50 per share for a period of 15 consecutive trading days (the “Acceleration Event”). The Company will give notice to the holders of the Acceleration Event and the Conversion Warrants will expire 30 days thereafter. Each Special Warrant will be deemed exercised on the date (the “Automatic Exercise Date”) that is two (2) business days following the earlier of: (i) the date which is four-months-and-one day from completion of the private placement; and (ii) the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a final prospectus qualifying distribution of the Conversion Units. In connection with the completion of the private placement, the Company paid finders’ fees of $120,132, issued 452,025 Conversion Warrants with a fair value of $133,644 to finders and also incurred other issuance costs in the amount of $57,102. All Special Warrants converted to unrestricted common shares on June 21, 2020.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

2. HIGHLIGHTS FOR THE YEAR ENDED JUNE 30, 2020—CONTINUED

Share Issuances

During the fiscal ended June 30, 2020, the Company issued 163,025 common shares for proceeds of $53,525 upon the exercise of warrants.

Subsequent to June 30, 2020, the Company issued 4,493,784 common shares for proceeds of $3,779,934 upon the exercise of warrants.

During the fiscal ended June 30, 2020, the Company issued 1,100,000 common shares to satisfy terms under property agreements and 500,000 common shares in connection with the acquisition of 2661881 Ontario Limited and the intangible asset.

Subsequent to June 30, 2020, the Company issued 500,000 common shares to satisfy terms under property agreements.

Subsequent to June 30, 2020, the Company issued 250,000 common shares with value of $240,000 upon the exercise of stock options.

Stock Option Grants

On July 19, 2019, the Company granted 100,000 stock options to a consultant of the Company at a price of $0.83 for a period of three years. All of the options vest on July 31, 2019.

On October 16, 2019, the Company granted 150,000 stock options of a consultant of the company at a price of $0.75 for a period of four years. All of the stock options vested at grant.

On January 13, 2020, the Company granted 300,000 stock options to a consultant of the Company at a price of $0.89 for a period of three years. All of the stock options vested on the grant date.

On March 9, 2020, the Company granted 4,450,000 stock options to directors and officers of the Company at a price of $0.76 for a period of 3 years. All of the options vested at grant date.

On May 4, 2020, the Company granted 850,000 stock options to consultants of the Company at a price of $0.75 for a period of three years. All of the stock options vested at grant.

On May 13, 2020, the Company granted 100,000 stock options to a consultant of the Company at a price if $0.81 for a period of three years, with the stock options vesting one quarter at three months from grant date, one quarter at six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

Subsequent to June 30, 2020, the Company extended the expiration date of 435,7854 stock options issued to consultants from August 9, 2020 to August 9, 2021. The exercise price of the options remains $1.02 per option.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

3. SELECTED ANNUAL FINANCIAL INFORMATION

The following table contains a summary of the Company’s financial results as reported under IFRS:

	June 30, 2020 $	June 30, 2019 $	June 30, 2018 $
Total revenue	—	—	—
Total assets	57,761,812	44,391,331	30,920,583
Working capital surplus (deficiency)	(2,605,318)	1,578,892	13,964,324
Total non-current financial liabilities	5,091,780	398,453	—
Net loss	9,527,368	8,578,841	3,745,091
Net loss per share	0.11	0.11	0.06

Results of Operations

Three months ended June 30, 2020 compared to the three months ended June 30, 2019:

The Company incurred a net loss of $4,468,997 for the quarter ended June 30, 2020 (“Q4-2020”) compared to a net loss of $452,526 for the quarter ended June 30, 2019 (“Q4-2019”). The primary reason for the increase in loss was the implementation of amoritistion of the LiSTR Pilot Plant. Consulting fees decreased to $214,855 during Q4-2020, compared with $647,711 in Q4-2019, costs related to activity with the expansion of the Arkansas Project and the preparation of the updated 43-101 and Preliminary Economic Assessment reports were comparatively less during the current period. Management fees incurred during Q4-2020 were consistent with fees incurred during Q4-2019. Professional Fees of $144,764 were higher than fees of $32,199 during Q4-2019. This is mainly due to higher legal fees and auditor fees for quarterly review incurred during the period. Filing and transfer agent fees were consistent with fees during Q4-2019. Office and administration cost of $57,760 were higher than the costs of $76,123 incurred during the comparative quarter due to higher miscellaneous office costs. Corporate development, advertising and investor relations costs of $Nil and $39,914 were incurred during Q4-2020 as compared to $Nil and $262,053 during Q4-2019. The decrease is costs relates to a reduction in analyst coverage during the period. Travel costs of $11,925 incurred during Q4-2020 were lower than costs of $85,037 incurred during Q4-2019. These costs relate to flights, hotels, vehicle rental and meals for management when visiting existing projects and travel to meet with investors of the company. Due to the COVID-19 Pandemic, management travel to the project in Arkansas, USA was restricted. The share-based compensation during the period was $320,917 as compared to $266,291 recognised in Q4-2019 as share-based compensation. This cost is consistent with option grants issued during the quarter. The Company’s Lithium Research and Demonstration Plant Development Projects incurred costs of $Nil during the quarter ended Q4-2020 as compared to $(1,543,597) during Q4-2019. The decrease in cost relates a reclassification of the costs to Asset under construction at the year end of June 30, 2019. The Company incurred $Nil of cost associated with a preliminary economic assessment and $46,506 of costs related to the patent applications during Q4-2020 as compared to $275,223 and $80,079 during Q4-2019. Foreign exchange gain of $426,757 during Q4-2020 as compared to cost of $11,819 during Q4-2019 relates to the strengthening of the Canadian dollar to the United States dollar as a result of the correction of the worldwide instability due to the economic downturn related to the COVID-19 pandemic. The Company’s incurred interest and accretion expense on the convertible debt of $50,192 during Q4-2020 as compared to $Nil during Q4-2019.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Results of Operations—continued

Year ended June 30, 2020 compared to the year ended June 30, 2019:

The Company incurred a net loss of $9,527,368 for the year ended June 30, 2020 (“FY2020”) compared to a net loss of $8,578,841 for the year ended June 30, 2019 (“FY2019”). The increase mainly relates to lower advertising and investor relations costs, consulting fees, share-based payments offset by the implementation of amortisation of the LiSTR Pilot Plant. Consulting fees decreased to $687,946 during FY2020, compared with $1,281,415 during FY2019, costs related to activity with the expansion of the Arkansas Project and the preparation of the updated 43-101 and Preliminary Economic Assessment reports were comparatively less during the year. Management fees decreased to $925,125 during FY2020 from $1,109,382 incurred during FY2019 due to decreases in fees for Management and the elimination of a management position. Professional Fees of $374,815 were higher than fees of $184,849 during FY2019. This is mainly due to higher legal fees incurred during the year and audit fees related to quarterly reviews. Filing and transfer agent fees of $91,189 were lower than fees of $103,422 during FY2019 primarily due to lower fees associated with the AGM. Office and administration cost of $294,438 were higher than the costs of $242,302 incurred during FY2019 due to higher miscellaneous office costs and website development. Corporate development, advertising and investor relations costs of $Nil and $302,372 were incurred during FY2020 as compared to $5,000 and $1,528,862 during FY2019. The decrease is costs relates to a reduction in travel related to investor and industry events, conferences and site visits during the period. Travel costs of $113,351 incurred during FY2020 were lower than costs of $246,827 incurred during FY2019. These costs relate to flights, hotels, vehicle rental and meals for management when visiting existing projects and travel to meet with investors of the company. Generally, there has been a drop in the frequency of travel during FY2020, which was further restricted by the COVID-19 Pandemic which prevented management travel to the projects in Arkansas, USA. The share-based compensation during the period was $2,037,564 as compared to $3,325,918 recognised in FY2019 as share-based compensation. The Company incurred $88,273 of cost associated with a preliminary economic assessment and $110,158 of costs related to the patent applications during FY2020 as compared to $329,715 and $149,259 during FY2019. The debt settlement expense of $83,414 relates to the non-cash expense as a result of the accelerated settlement of the acquisition of 2661881 Ontario Ltd. Foreign exchange costs of $515,143 during FY2020 as compared to a cost of $1,304 during FY2019 relates to the weakening of the Canadian dollar to the United States dollar as a result of the worldwide instability due to the economic downturn related to the COVID-19 pandemic. The Company’s incurred interest and accretion expense on the convertible debt of $150,167 during FY2020 as compared to $ 45,684 during FY2019.

Summary of Quarterly Results

The following table presents selected unaudited consolidated financial information for the last eight quarters in accordance with IFRS, stated in Canadian dollars:

Quarter Ended	Total Revenues		Net Income/(Loss)	Earnings/(Loss) Per share
September 30, 2018	$	Nil	$(4,463,198)	$(0.06)
December 31, 2018	$	Nil	$(1,735,978)	$(0.01)
March 31, 2019	$	Nil	$(1,880,795)	$(0.02)
June 30, 2019	$	Nil	$(498,870)	$(0.01)
September 30, 2019	$	Nil	$(852,917)	$(0.01)
December 31, 2019	$	Nil	$(877,831)	$(0.01)
March 31, 2020	$	Nil	$(3,327,623)	$(0.04)
June 30, 2020	$	Nil	$(4,468,997)	$(0.05)

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Results of Operations—continued

Liquidity and Capital Resources

As of June 30, 2020, the Company had working capital deficit of $2,605,318 compared to a working capital surplus of $1,578,892 as of June 30, 2019. Cash and cash equivalents at June 30, 2020 totaled $4,141,494 compared to $6,849,114 at June 30, 2019. During the year ended June 30, 2020 the Company had net cash outflow of $2,707,620.

During the year ended June 30, 2020, the Company issued 500,000 common shares with a fair value of $360,000 to Nevada Alaska Mining Co. Ltd, 500,000 common shares with a fair value of $475,000 for the acquisition of 266181 Ontario Ltd. Subsequent to the year end, the Company issued 400,000 common shares with a fair value of $248,000 to TETRA Technologies, Inc. and 200,000 common shares with a value of $184,000 to National Chloride Company of America.

Subsequent to June 30, 2020, the Company has raised proceeds of $4,019,934 upon the exercise of warrants and stock options.

Management has determined that the cash resources will be insufficient to continue operations in the short term and additional funding will be required to sustain the Company’s ongoing operations. As a result, the Company will continue to attempt to raise funds through equity or debt financing to meet its on-going obligations. There can be no certainty that such additional funds may be raised when required.

Transactions with Related Parties

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	June 30, 2020	June 30, 2019
Non-Executive Chairman due to Paloduro Investments Inc.	$—	$87,500
President and Chief Operating Officer due to Green Core Consulting Ltd.	300,000	300,000
Chief Executive Officer due to Rodhan Consulting & Management Services	300,000	300,000
Due to Varo Corp Capital Partners Inc.	240,000	240,000
Chief Financial Officer due to Kara Norman	85,125	102,600
VP of Exploration due to Raymond Spanjers	—	79,282
Share-based payment	1,402,448	2,102,790

	$2,327,573	$3,212,172

As at June 30, 2020 there is $200,809 (June 30, 2019: $161,843) in accounts payable and accrued liabilities owing to officers of the Company.

Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

Outstanding Share Data

The authorized capital of Standard consists of an unlimited number of common shares and preferred shares without par value.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Outstanding Share Data—continued

As of the date of this report, there were 110,741,104 common shares issued and outstanding, 13,275,784 stock options and 13,580,907 warrants outstanding. Of the warrants outstanding, 1,210,000 are exercisable to acquire one common shares at $0.25 expiring May 10, 2021, 3,965,250 are exercisable to acquire one common share at $1.30 expiring March 21, 2022, 760,942 are exercisable to acquire one common share at $1.00 expiring on March 21, 2021, 150,000 are exercisable to acquire one common share at $1.30 expiring on April 10, 2021 and 7,494,715 are exercisable to acquire one common share at $1.00 expiring on February 20, 2022. The 7,494,715 warrants issued on February 20, 2020 are subject to acceleration under certain circumstances.

Details of options outstanding and exercisable at the date of this report are as follows:

	Options Outstanding			Options Exercisable
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
1.05	1,250,000	1.35	1.05	1,250,000	1.05
0.96	2,340,000	1.64	0.96	2,340,000	0.96
1.02	435,784	0.79	1.02	435,784	1.02
2.10	500,000	2.32	2.10	500,000	2.10
1.40	1,900,000	2.86	1.40	1,900,000	1.40
1.00	750,000	1.43	1.00	750,000	1.00
1.00	150,000	1.63	1.00	150,000	1.00
0.83	100,000	1.73	0.83	100,000	0.83
0.75	150,000	2.97	0.75	150,000	0.75
0.89	300,000	2.22	0.89	300,000	0.89
0.76	4,450,000	2.37	0.76	4,450,000	0.76
0.75	850,000	2.52	0.75	850,000	0.75
0.81	100,000	2.55	0.81	25,000	0.81

	13,275,784	2.11	1.00	13,200,784	1.00

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Financial Instruments and Risk Management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Financial Instruments and Risk Management—continued

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the years ended June 30, 2020 and 2019.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

June 30, 2020	Level 1	Level 2	Level 3	Total
Cash	$4,141,494	$—	$—	$4,141,494

June 30, 2019	Level 1	Level 2	Level 3	Total
Cash	$6,849,114	$—	$—	$6,849,114

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;

•	financing operations; and

•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;

•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk

The Company does not have any financial instrument which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any other financial instruments which are subject to credit risk.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Financial Instruments and Risk Management—continued

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. As at June 30, 2020, the Company has a working capital deficit of $2,605,318. The Company is actively engaged in raising additional capital to meet financial obligations.

The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and therefore may not agree with the carrying amounts in the consolidated statement of financial position:

As at June 30, 2020	Up to 1 year	1 - 5 years	Total
Accounts payable	7,073,336	—	7,073,336
Convertible loan	132,034	4,955,500	5,087,534

	7,205,370	4,955,500	12,160,870

(iv)	Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	June 30, 2020 $	June 30, 2019 $
Cash	574,506	248,860
Accounts payable	(6,426,587)	(4,509,929)
Convertible loan	(4,955,550)	—

At June 30, 2020, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.3628. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $700,000 in the Company’s comprehensive loss for the year.

Non-Cash Transactions

Non-cash Financing and Investing Activities	June 30, 2020 $	June 30, 2019 $
Shares issued for exploration and evaluation assets	792,000	1,626,000
Warrants issued for finder’s fees	133,644	—
Shares issued for intangible asset	475,000	475,000
Shares issuable for intangible asset	—	475,000
Exploration and evaluation expenditures included in accounts payable	4,224,680	4,148,257
Pilot plant expenditures included in accounts payable	2,132,234	941,516

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

New accounting standards adopted effective July 1, 2019:

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how a company will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with the approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The Company adopted IFRS 16 effective July 1, 2019 and elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months of less or leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term. Therefore, there was no material impact to the Company’s consolidated financial statements upon adoption of IFRS 16.

4. RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the lithium exploration and development industry.

This section describes risk factors identified as being potentially significant to the Company and its material properties. Additional risk factors may be included in technical reports or other documents previously disclosed by the Company. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of our securities, existing business activities, financial condition, results operations, plans and prospects.

Reliance on Key Personnel

The senior officers of the Company are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, engineering, geological and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company. The Company is particularly at risk at this stage of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences.

Substantial Capital Requirements and Liquidity

The Company anticipates that it will make substantial capital expenditures for the continued exploration and development of the California Lithium Project and the Arkansas Lithium Project in the future. The Company currently has no revenue and may have limited ability to undertake or complete future drilling or exploration programs, chemical studies and the design of a surface plant and processing facilities. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. Sales of substantial amounts of securities may have a highly

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

dilutive effect on the ownership or share structure of the Company. Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

The Company has not yet commenced commercial production at any of its properties and as such, it has not generated positive cash flows to date and has no reasonable prospects of doing so unless successful commercial production can be achieved at one or more of its Properties. The Company expects to continue to incur negative investing and operating cash flows until such time as it enters into commercial production. This will require the Company to deploy its working capital to fund such negative cash flow and to seek additional sources of financing. There is no assurance that any such financing sources will be available or sufficient to meet the Company’s requirements. There is no assurance that the Company will be able to continue to raise equity capital or that the Company will not continue to incur losses.

Property Commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Exploration and Development

Exploring and developing natural resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. Natural resource exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of natural resources, any of which could result in work stoppages, damage to property, and possible environmental damage. If any of the Company’s exploration programs are successful, there is a degree of uncertainty attributable to the calculation of resources and corresponding grades being extracted or dedicated to future production. Until actually extracted and processed, the quantity of lithium brine reserves and grade must be considered as estimates only. In addition, the quantity of reserves may vary depending on commodity prices. Any material change in quantity of reserves, grade or recovery ratio, may affect the economic viability of the Company’s properties. In addition, there can be no assurance that results obtained in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The Company may also be subjected to risks associated with fluctuations in markets other than lithium (e.g. bromine) that may impact project development feasibility. The Company closely monitors its activities and those factors which could impact them, and employs experienced consulting, engineering, and legal advisors to assist in its risk management reviews where it is deemed necessary.

Operational Risks

The Company will be subject to a number of operational risks and may not be adequately insured for certain risks, including: environmental pollution, accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the property of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Additionally, the Company may be subject to liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Environmental Risks

All phases of mineral exploration and development businesses present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances used and or produced in association with natural resource exploration and production operations. The legislation also requires that facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

The Company’s development opportunities at the California Lithium Project are subject to potential future risks related to water-use considerations. Desert basins, by their very nature, have limited water resources, and future supplemental demands can result in conflicting requirements for those resources. Future negotiation and apportioning of water resources has the potential to adversely affect the Company’s operations or prospects.

Commodity Price Fluctuations

The price of commodities varies on a daily basis. However, price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. Lithium is a specialty chemical and is not a commonly traded commodity such as copper, zinc, gold or iron ore. However, the price of lithium tends to be set through a limited long term offtake market contracted between the very few suppliers and purchasers.

The world’s largest suppliers of lithium are Sociedad Quimica y Minera de Chile S.A (NYSE:SQM), Livent Corporation (NYSE:LTHM), Albemarle Corporation (NYSE:ALB), Jiangxi Ganfeng Lithium Co. Ltd. and Tianqi Group who collectively supply approximately 85% of the world’s lithium business, and any attempt to suppress the price of lithium materials by such suppliers, or an increase in production by any supplier in excess of any increased demand, would have negative consequences on the Company. The price of lithium materials may also be reduced by the discovery of new lithium deposits, which could not only increase the overall supply of lithium (causing downward pressure on its price) but could draw new firms into the lithium industry which would compete with the Company.

Volatility of the Market Price of the Company’s Common Shares

The Company’s common shares are listed on the TSX.V under the symbol “SLL”, on the Frankfurt Stock Exchange under the trading symbol “S5L” and, on the OTCQX under the trading symbol STLHF. The quotation of the Company’s common shares on the TSX.V may result in a less liquid market available for existing and potential stockholders to trade Common Shares, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

Securities of junior companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America/globally and market perceptions of the attractiveness of particular industries. The Company’s common share price is also likely to be significantly affected by delays experienced in progressing our development plans, a decrease in the investor appetite for junior stocks, or in adverse changes in our financial

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

condition or results of operations as reflected in our quarterly financial statements. Other factors unrelated to our performance that could have an effect on the price of the Company’s common shares include the following:

(a)	The trading volume and general market interest in the Company’s common shares could affect a shareholder’s ability to trade significant numbers of common shares; and

(b)	The size of the public float in the Company’s common shares may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Share Issuances May Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional common shares or the issuance of debt instruments or other securities convertible into common shares. The Company cannot predict the size of future issuances of common shares or the issuance of debt instruments or other securities convertible into common shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the common shares.

Economic and Financial Market Instability

Global financial markets have been volatile and unstable at times since the global financial crisis, which started in 2007. Bank failures, the risk of sovereign defaults, other economic conditions and intervention measures have caused significant uncertainties in the markets. The resulting disruptions in credit and capital markets have negatively impacted the availability and terms of credit and capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates. In the short term, these factors, combined with the Company’s financial position, may impact the Company’s ability to obtain equity or debt financing in the future and, if obtained, on terms that are favourable to the Company. In the longer term these factors, combined with the Company’s financial position could have important consequences, including the following:

(a)	Increasing the Company’s vulnerability to general adverse economic and industry conditions;

(b)	Limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

(c)	Limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and the industry; and

(d)	Placing the Company at a disadvantage when compared to competitors that has less debt relative to their market capitalization.

Issuance of Debt

From time to time the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed partially or wholly with debt, which may increase the Company’s debt levels above industry standards. The Company’s articles do not limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. The Company’s ability to service its debt obligations will depend on the Company’s future operations, which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Company.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Industry Competition and International Trade Restrictions

The international resource industries are highly competitive. The value of any future reserves discovered and developed by the Company may be limited by competition from other world resource mining companies, or from excess inventories. Existing international trade agreements and policies and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of and demand for minerals, including lithium, around the world.

Governmental Regulation and Policy

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact decisions of the Company with respect to the exploration and development of its current properties, or any other properties in which the Company has an interest. A specific risk is that no royalty structure relating to the commercial extraction of lithium from brine is currently present in the State of Arkansas. The future derivation of a royalty that is excessively elevated may have significant negative effects on the Company. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations, government-protected areas (e.g. National Wilderness Protected Areas, Military Ranges etc.) and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and adversely affect the results of operations and financial condition of the Company in a particular period or in its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the control of the Company, including potential legal challenges from various stakeholders such as environmental groups or non-government organizations. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse effect on the Company.

Risk Related to the Cyclical Nature of the Mining Business

The mining business and the marketability of the products that are produced are affected by worldwide economic cycles. At the present time, the significant demand for commodities such as Lithium, in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

As the Company’s mining and exploration business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Properties May be Subject to Defects in Title

The Company has investigated its rights to explore and exploit the California Lithium and Arkansas Lithium Projects and, to the best of its knowledge, its rights in relation to lands forming those projects are in good standing. Nevertheless, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. Although the Company is not aware of any existing title uncertainties with respect to lands covering material portions of its Properties, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

No Revenue and Negative Cash Flow

The Company has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Company’s operating activities could impede its ability to raise capital through debt or equity its business operations. In addition, working capital deficiencies could negatively impact the Company’s ability to satisfy its obligations promptly as they become due. The Company is currently operating under a working capital deficiency, and requires additional financing to ensure it can continue to maintain a positive working capital position. If the Company does not generate sufficient cash flow from operating activities it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

Legal and Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial condition,and operating results. Defense and settlement of costs of legal claims can be substantial. There are no current claims or litigation outstanding against the Company.

Insurance

The Company is also subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, tornados, thunderstorms, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Year Ended June 30, 2020

Currency

The Company is exposed to foreign currency fluctuations to the extent that the Company’s material mineral properties are located in the US and its expenditures and obligations are denominated in US dollars, yet the Company is currently headquartered in Canada, is listed on a Canadian stock exchange and typically raises funds in Canadian dollars. In addition, a number of the Company’s key vendors are based in both Canada and the US, including vendors that supply geological, process engineering and chemical testing services. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company does not currently, and it is not expected to, take any significant steps to hedge against currency fluctuations.

Conflicts of Interest

The Company’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which The Company may, or may also wish to participate, the directors and officers of the Company may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation. The Company and its directors and officers will attempt to minimize such conflicts. If such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Impact of COVID-19

The Company’s business, operations, and financial condition, and the market price of the Shares, could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines, and a general reduction in consumer activity in a number of countries. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises can result in volatility and disruptions in the supply and demand for lithium and other minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control; however, it is possible that COVID-19 may have a material adverse effect on the Company’s business, results of operations, and financial condition and the market price of the Shares.